

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

J. Anthony Gallegos, Jr.
Chief Executive Officer
Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, TX 77070

**Re: Independence Contract Drilling, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 16, 2022
File No. 333-264286**

Dear Mr. Gallegos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note your revised disclosure in response to prior comment 4 and reissue the comment. Please revise your disclosure to clarify whether the issuance of the 31,065,089 shares of common stock being registered hereby is subject to shareholder approval in accordance with Section 312.03 of the NYSE Listed Company Manual. In that regard, we note that you have filed a preliminary proxy statement seeking, in part, shareholder approval for the issuance of up to 64,045,085 shares of common stock upon conversion of any Notes in accordance with Section 312.03 of the NYSE Listed Company Manual (the "Share Issuance Proposal"). If applicable, please include risk factor disclosure discussing

relevant risks, including any consequences to investors in this offering if the Share Issuance Proposal is not approved.

You may contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     David Buck, Esq.